SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
                    (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*


                             Trizec Properties, Inc.
                             -----------------------
                                (Name of Issuer)

              Exchange Certificates, exchangeable for Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    89687P115
                                    ---------
                                 (CUSIP Number)

                                  July 31, 2002
                                  -------------
             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d - 1(b)
[ ] Rule 13d - 1(c)
[ ] Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.  89687P115                  13G                  Page 2

  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ONTARIO TEACHERS' PENSION PLAN BOARD

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [ ]

  3   SEC USE ONLY


  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      ONTARIO, CANADA

                        5   SOLE VOTING POWER

                            310

   NUMBER OF            6   SHARED VOTING POWER
     SHARES
  BENEFICIALLY              N/A
    OWNED BY
      EACH              7   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH               310

                        8   SHARED DISPOSITIVE POWER

                            N/A

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      310

  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      N/A

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.0%

  12  TYPE OF REPORTING PERSON

      E.P.

Item 1(a). NAME OF ISSUER: Trizec Properties, Inc. (the "Corporation")

Item 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
           1114 Avenue of the Americas, 31st Floor, New York, New York, 10036

Item 2(a). NAME OF PERSON FILING: Ontario Teachers' Pension Plan Board (the
           "Board")

Item 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 5650
           Yonge Street, Suite 500, Toronto, Ontario, Canada, M2M 4H5.

Item 2(c). CITIZENSHIP: The Board is a corporation incorporated under the laws of the Province of Ontario, Canada.

Item 2(d). TITLE OF CLASS OF SECURITIES: This statement relates to Exchange
           Certificates (the "Certificates"), exchangeable for Common Stock, par value $0.01 per share (the "Shares"). The Certificates were exchangeable on a one-for-one basis for the Shares only by holders who are qualifying U.S. persons during the period ended
           August 5, 2002. The Board is not a qualifying U.S. person.

Item 2(e). CUSIP NUMBER: 89687P115.

Item 3: If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

The Board is filing this statement pursuant to the "no-action" relief granted to it by the Office of Tender Offers, Division of Corporation Finance of the United States Securities and Exchange Commission in a letter dated May 6, 1992.

   (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
   (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
   (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
   (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
   (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
   (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
   (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
   (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
   (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
   (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4: Ownership.

(a) AMOUNT BENEFICIALLY OWNED: 310* (as of July 31, 2002)

(b) PERCENT OF CLASS: 0.0%

(c) NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

    I.   Sole power to vote or direct the vote: 310*

    II.  Shared power to vote or direct the vote: NONE

    III. Sole power to dispose or direct the disposition: 310*

    IV.  Shared power to dispose or to direct the disposition: NONE

* As a result of the expiration of the Certificates on August 5, 2002, the Certificates are no longer exchangeable for Shares.

Item 5: Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X].

Item 6: Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8: Identification and Classification of Members of the Group.

Not Applicable.

Item 9: Notice of Dissolution of Group.

Not Applicable

Item 10: Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 August 9, 2002


                         /s/ Roger Barton
                         -----------------------------------
                         Roger Barton
                         Vice President, General Counsel and
                         Secretary